Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of CBAK Energy Technology Limited on Form F-3 of our report dated March 31, 2026 and March 17, 2025, with respects to our audits of the consolidated financial statements of CBAK Energy Technology, Inc, and subsidiaries (collectively the “Company”) (which report expresses an unqualified opinion with an emphasis paragraph on the substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting, which appears in the Annual Report on Form 10-K of the Company for the years ended December 31, 2025 and 2024, respectively.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

Hong Kong, China

August 26, 2026